Filed by Aetna Inc.

 Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

 (Commission File No.: 001-16095)

Employee Q&A

Top questions about the CVS Health acquisition of Aetna

1.  What does this mean for Aetna employees? Do you anticipate any layoffs as a result of this transaction?

•	Aetna will operate as a separate business unit within CVS Health. Together we will build on our distinguished history and position our business for growth and even greater consumer satisfaction for many years to come.

•	CVS Health has committed to maintain the Aetna brand in the marketplace in recognition of the exceptional value we provide.

•	The work of Aetna’s employees will be needed to fulfill the vision of the combined company.

•	To enable our success, CVS Health is also committed to keeping a strong Aetna management team in place.

•	Between now and closing, we will be developing integration plans. This will involve some changes that will affect certain positions. Decisions of this type have not been made and will be considered during the integration planning process.

•	That said, the combination of our two great companies is focused on expansion and not contraction.

•	We remain committed to retaining, attracting and supporting the best talent in the industry.

2.  What should we be telling our business contacts?

•	You should communicate to your business contacts that we are very excited about this transaction and believe all our business partners will benefit significantly.

•	Until the transaction closes, which is expected to be in the second half of 2018, both Aetna and CVS Health will continue to operate in every respect as separate companies, and it is business as usual at Aetna.

•	Approved messages will be provided for you to use when communicating with external stakeholders.

3.   How did the emergence of non-traditional competitors in health care weigh on Aetna and CVS Health’s of  the health care marketplace?

•	Consumers are seeking a trusted, personal relationship to help them achieve their best health. Our transaction will create that experience in the community health hub solution.

•	The deal is not based on any non-traditional competitors entering the health care marketplace.

•	We believe our combination will create a better, more affordable health care experience for the people we serve.

4. Should Aetna employees start working with their CVS Health counterparts?

•	No. The transaction is expected to close in the second half of 2018, and until that time, Aetna and CVS Health will continue to operate in every respect as two separate companies.

5.  When do you expect the deal to close?

•	The transaction is expected to close in the second half of 2018 subject to regulatory and Aetna and CVS Health shareholder approvals and other customary closing conditions.

6.  Do you expect there to be significant regulatory/antitrust issues?

•	We do not speculate on regulatory matters, but we believe that the transaction will improve the competitive landscape and will create numerous benefits for consumers’ access to care, cost of care and quality of care.

•	We will file all required regulatory applications and notifications, and cooperate fully in any reviews and other processes.

7. Where will the combined company be headquartered? Will Aetna move forward with plans to occupy space in New York City?

•	CVS Health is headquartered in Woonsocket, Rhode Island.

•	All real estate locations will be evaluated by CVS Health during the integration planning process.

8. Whom should I contact if I have additional questions? Where can I find more information about the transaction?

•	Additional information about the transaction has been posted on Aetna’s intranet, as well as our external website, www.Aetna.com.

•	We will keep you informed as we move toward completing this transaction, and provide updates on integration planning details.

•	If you have additional questions after reviewing this information, please send them to communications@aetna.com.

9. What should I do if I am approached by the media about the announcement?

•	All media inquiries should be directed to Aetna’s Media Relations team. You can send an email to the Media Relations mailbox (MediaRelations@Aetna.com), or if you receive a phone call, you may direct the caller to the Media Relations Line at the following number - 1-860-273-0888.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS

Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.